Exhibit 4.11

Lease Agreement

【Lessor】	Address: Rm. #4208, E Bldg. Tower Palace APT, 467-17, Dogok-dong, Kangnam-gu, Seoul National ID: 570405-2468517 Name: Kim, Eun-ok (hereinafter referred to as “Lessor”.)

【Lessee】	Address: 6th Fl., Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul Company Name: WEBZEN Inc. Name: Kim, Nam-ju/ Representative Director (hereinafter referred to as “Lessee”.)

Both parties mentioned above have signed this Lease Agreement in order to lease specified space within Daelim Acrotel, C Building of Daelim Acrotown (hereinafter referred to as “Leased Property”) under the terms and conditions as stipulated below.

Article 1 (Leased Property)

1. The Lessor shall lease the Leased Property below to the Lessee.

Leased Property 553.306 pyeong (including shared area), 8th Fl., Daelim Acrotel, C Building of Daelim Acrotown, 467-6, Dogok-dong, Kangnam-gu, Seoul

2.
The Lessee shall have no other right on this property except for that of using the Leased Property pursuant to provisions specified in this Agreement and any and all of premiums including goodwill shall not be recognized.

3.
The Lessee shall lease this Leased Property for the purpose of business office and shall not use it for other purposes such as wholesale or retail. In addition, even when bringing in any object for office purposes, if it is determined that such action may hinder the business of other occupants, the Lessor may not permit bringing in such object or may cancel this Agreement.

Article 2 (Lease Period)

1.
Lease period of this Lease Agreement shall be two years (from Dec. 31, 2005 to Dec. 31, 2007) from date of balance payment by the Lessee (expected occupation date). However, if the Lessor or the Lessee does not notify the other party of intention to terminate the agreement until three (3) months before expiration of the contract period, this Lease Agreement shall be deemed to be automatically extended for one (1) year only one time under the same conditions as this Lease Agreement without execution of the agreement.

2.
If the Lessee does not occupy the Leased Property or pay the full amount of lease deposit specified in Paragraph 1 of Article 3 to the Lessor within thirty days from the date of balance payment (expected occupation date), the Lessor may terminate this Agreement without notification.

Article 3 (Leasehold Deposit)

1.	Leasehold deposit shall be 3,319,836,000 won and be paid to the Lessor as specified below.

Type	Due Date	Amount	Remarks
Down Payment (15%)	09/01/2005	497,975,400 won
Intermediate Payment (0%)	-
Balance Payment (85%)	12/31/2005	2,821,836,000 won
Total		3,319,836,000 won

2.
In the event that this Agreement has been cancelled or terminated pursuant to Paragraph 2 of Article 2 and Paragraph 1-1 of Article 15, the down payment shall revert to the Lessor as a penalty without any condition and the Lessee shall not claim refund of it.

3.	The Lessee shall not claim the Lessor any interest for the Lease Deposit.

4.
The Lessee shall not substitute payment of fees such as rent, management expenses, etc with the Lease Deposit, assign the right to claim refund of the Lease Deposit nor provide it as the pledge or other security to others.

5.
The Lessor may deduct from the lease deposit expenses or debts to be borne by the Lessee under this Agreement at its discretion and apply the amount to its claim. In this case the Lessor shall notify the Lessee of it in writing and the Lessee shall supplement the deducted amount within ten (10) days from the written notice.

6.
In the case of termination or expiration of this Lease Agreement, when the Lessee has transferred this Leased Property to the Lessor, the Lessor shall return the Lease Deposit to the Lessee. However, if there is any unpaid expense or liability to be paid by the Lessee in accordance with this Agreement, the Lessor shall deduct the said amount and return the balance to the Lessee. In the event that this building has been damaged due to the accident from force majeure specified in Paragraph 1 of Article 18, refund period shall be postponed without interest under mutual discussion.

Article 4 (Management Expenses)

1.
The Lessee shall pay the Lessor the management expenses required to maintain the Leased Property, to the place designated by the Lessor by the 28th day of every month (if the 28th day of the month is holiday, by the first subsequent business day of the financial institutions).

2	The Lessee shall be responsible for internal/external management of any special facility installed upon necessity of the Lessee.

3.
Calculation of management expenses shall begin on the start date of interior works and end on the evacuation date. If the time to calculate management expenses starts or ends in the middle of the month, the management expenses shall be calculated by the number of days.

4.
If the Lessee does not pay the monthly management expenses until due date, the Lessee shall pay to the Lessor the monthly management expenses plus additional default interest calculated by number of delayed days by applying default interest rate of 24% per annum to the monthly management expenses.

** Management expenses shall be charged from start of interior construction for occupation.

Article 5 (Adjustment of Lease Deposit and Management Expenses)

1.
In spite of lease period or its extension specified in Paragraph 1 of Article 2, the Lessor may increase or decrease the lease deposit and the management expenses specified in Article 4 for the following cases under mutual discussion.

(1)	When taxes and dues for the Leased Property or business of the Lessor have increased/decreased or are expected to increase/decrease;

(2)
When electrical charge, water supply/sewage fee, cooling/heating expenses, cleaning expenses, labor cost of management personnel, etc. required for maintenance of the Leased Property have increased; or

(3)	When there are changes in general economic conditions such as increase of prices, change of ambient market conditions, etc.

2.	For the previous clause, in principle, adjustment shall be conducted once a year and it shall be effective when thirty days has passed from the date of notice by the Lessor to the Lessee.

Article 6 (Use of Parking Lot and Communication Facilities)

1.	The Lessee may, free of charge, use parking lot attached to the building for the number of vehicles permitted in accordance with ratio of lease area.

2.	For other vehicles than specified in the foresaid clause (including visitors’ vehicles), it shall follow parking lot management rules of the building.

3.	Communication facilities such as telephony, telex, etc. can be connected at the expenses of the Lessee after getting written approval of the Lessor only when it is approved by the authority.

4.
The Lessee shall notify the Lessor of such connection after connecting the communication facilities pursuant to the previous clause and management and repair of the facilities shall be borne by the Lessee.

Article 7 (Compliance Obligations of the Lessee)

The Lessee shall comply with all regulations on use and management of the Leased Property and facilities specified by the Lessor during execution of businesses by the staff and employees of the Lessee.

Article 8 (Prohibition of Right, Sublease, etc.)

1.	The Lessee shall not assign any right under this Agreement or sublease part or all of the Leased Property to the third party unless getting prior written approval or consent of the Lessor.

2.	The Lessee shall not let the third party occupy the Leased Property or indicate the third party’s name or use it as the third party’s liaison office without prior written consent of the Lessor.

3.	When the Lessee violates previous two clauses, the Lessee may not raise any objection nor claim any indemnity even if the Lessor terminates this Agreement at its discretion.

Article 9 (Property Protection)

Safety management for the properties of the Lessee such as office supplies, vehicles, etc. shall be the Lessee’s responsibility and the Lessor shall not be responsible for fire, theft, destruction, etc.

Article 10 (Prohibitions for the Lessee)

1.	The Lessee shall not conduct the following behaviors within this building and related subsidiary buildings:

(1)
To use building to give the public unpleasantness or to install or display signboard or advertisement or use or leave all sorts of installations on the passage or other shared facilities without getting prior approval of the Lessor;

(2)	To carry in or keep explosive or dangerous objects, or articles that are dangerous to human body or give unpleasant feelings or may damage the properties;

(3)	To use fuels and equipments to make heat such as oil or gas or electric heater other than supplied by the Lessor;

(4)	To carry in or use cooling/heating equipment, vending machine or cooking utensils without written consent of the Lessor;

(5)	To raise animals that generally give unpleasantness or disgust;

(6)	To damage or stain structures, instruments or facilities installed by the Lessor or change structures without consent of the Lessor;

(7)	To conduct all sorts of illegal manufactures, sales or entertainments that violates the public morals or give the public unpleasantness; or

(8)	To conduct other activities that are prohibited by Article 20 of the Management Regulations or requested in writing by the Lessor upon necessity.

Article 11 (Structural Change and New Construction within the Leased Property)

1.
When the Lessee wants to conduct the following activities, it shall get prior written consent of the Lessor and the expenses for such activities shall be borne by the Lessee. However, the Lessor may take restriction against and required actions for the construction in order to contribute to the uniformity of building management and reinforce accident protection function:

(1)	To operate facilities, construct or change partitions, window frames, etc. within the Leased Property;

(2)	To newly construct or move power or lights, or newly construct, expand or change facilities such as communication facilities, water supply, gas, etc.;

(3)	To indicate company name, trademark, or other indications on the exterior within the Leased Property (including entrance door, exterior wall, glass, shutter, etc.)

(4)	To install signboard or advertisements

(5)	To fix safety box, or carry in, fix, etc. other heavy materials; or

(6)	To conduct other activities specified by the Lessor separately.

2.
The Lessee shall not have any right to claim return of expenses for all subsidiary facilities and installations borne by the Lessee pursuant to the previous clause nor to claim purchase of the subsidiary materials, and shall recover the original status upon request of the Lessor .

Article 12 (Repair)

1.	Repair costs for naturally worn wall, ceiling, floor, etc. of the Leased Property shall be borne by the Lessor and other repair costs shall be borne by the Lessee.

2.
When the Lessee has found the place to be repaired as specified in the previous clause, it shall immediately notify the Lessor of it and if the Lessee repairs the place, it shall discuss with the Lessor in advance.

3.	The Lessee agrees to waive repayment right of all of necessary expenses borne by itself pursuant to Clause 1 above.

Article 13 (Indemnification)

1.
If the Lessee or its employee, customer or related person has damaged or destroyed the Leased Property or facilities within the building, or inflicts physical injury or property damage on the Lessor or to a third party including other lessees with intention or neglect, the Lessee shall immediately notify the Lessor and at the same time compensate the Lessor or the third party for such damages promptly under its internal/external responsibilities.

2.
The Lessor may enter the Leased Property to take emergency action by dismantling or destroying lock of the entrance gate without approval of the Lessee when emergent or urgent situation that does not permit prior understanding of the Lessee has occurred.

Article 14 (Termination of the Agreement by the Lessor)

1. In the event that the Lessee has conducted the following activities, the Lessor may terminate this Agreement without notification:

(1)
When the Lessee does not occupy the Leased Property or has not paid the Lessor the balance of the Lease Deposit pursuant to Paragraph 1 of Article 3 until one month has passed from the due date of the balance (expected date of occupation);

(2)	When the Lessee has failed to pay rent, management expenses or any expense under this Agreement two times or more;

(3)	When Lease Deposit has been subject to the pledge or other security or foreclosure;

(4)
When the Lessee has gone into bankruptcy or default, or signed property transfer agreement or reconciliation agreement with its creditor for the purpose of settlement of debt, or there is any claim of proceeding for company readjustment of the Lessee;

(5)	When honor and credit of the Lessor have been damaged due to activity of the Lessee;

(6)	When the Lessee has experienced suspension of current trade or is subject to unrecoverable insolvency; or

(7)	When there is any activity violating any provision of this Agreement.

2.
In the case of the above clause, the Lessor may terminate this Agreement and demand transfer of the Leased Property at any time and institute necessary legal procedures. In such case, the Lessee may not decline the transfer of the Leased Property on the ground that the Lessor keeps the lease deposit.

Article 15 (Evacuation and Restoration to the Original State)

1.	When this Agreement expires or is terminated, the Lessee shall remove its possessions and properties and deliver the entire Leased Property to the Lessor on or before the date of termination.

2.
The Lessee shall remove installed equipment, partitions, structure. etc. at its own expenses at the same time of expiration or termination of this Agreement and restore the original state at the time of contract start. However, the Lessor may carry out the works on behalf of the Lessee at the expenses of the Lessee upon request of the Lessee.

3.
If the Lessee cannot remove its possessions and properties or restore the original state of the Leased Property before evacuation due to any cause, the Lessee shall pay the Lessor the amount corresponding to usual rent and management expenses from the termination date of this Agreement to the date of actual evacuation or restoration as compensation.
However, both parties may agree to keep part or all of the facilities.

4.	Any accident, defect of the building, etc. generated due to failure of restoration to the original state by the previous lessee (Incube Tech) shall be processed at the Lessor’s expenses.

Article 16 (Enforcement of Evacuation)

1.
If the Lessee does not evacuate the Leased Property after termination or expiration of this Agreement, the Lessor may remove articles owned by the Lessee from the Leased Property and keep them in any place designated by the Lessor. In this case, all of responsibilities and expenses accrued shall be borne by the Lessee.

2.	For the case of removal under the previous clause, the Lessee shall not claim compensation against the Lessor on the ground of the invalidity of termination of the Agreement or other reasons.

Article 17 (Force Majeure )

1.
The Lessor shall not be responsible for any and all of damages on the Lessee or the third parties due to storm and flood, earthquake, war, riot, other legal force majeure or other reasons that are not attributable to the Lessor.

2.	The reasons specified in the previous clause shall not have influence on right of the Lessor already occurred under this Agreement.

Article 18 (Amendment of the Agreement)

The Lessor and the Lessee may modify and amend the Agreement under mutual agreement even before termination of the Lease Period or during extended period if there is any reasonable and unavoidable reason.

Article 19 (Designation of Manager)

1.	The Lessor may designate the third party manager for proper management of the Leased Property and Daelim Acrotown.

2.	The foresaid manager shall be the representative of the Lessor against the Lessee.

Article 20 (Management Regulations and Standing Rules)

1.	The Lessor shall establish and enforce management regulations and its detailed rules for its properties in accordance with this Agreement.

2.	The Lessee shall approve that the foresaid management regulations are part of this Agreement and comply with them.

Article 21 (Seal to be used)

1.	In case the Lessee signs the Agreement itself, in principle, it shall attach the certificate of the seal and affix the registered seal.

2.
In case the Lessee lets the third party sign the Agreement on behalf of the Lessee, it shall attach the certificate of its seal and the power of attorney affixed by the registered seal and affix the registered seal.

3.
All of the documents for change of right or execution of obligations (execution of contract, amendment, cancellation, etc.) under this Agreement shall be affixed by the seals affixed on this Agreement.
In case a certificate of the seal to be used is submitted and attached by the seal certificate in connection with Clause 1, 2 or 3 above, the seal to be used may be affixed.

Article 22 (Jurisdiction)

A court having jurisdiction over the location of the Leased Property shall have jurisdiction for any lawsuit or mediation for this Agreement.

Article 23 (Brokerage Commission)

Brokerage commission shall be 0.5% and be paid by each of both parties respectively on the date of balance payment after signing this Agreement and even though this Agreement has been invalidated, cancelled or terminated due to circumstances of the parties hereto without intentional or neglectful act of the intermediary, it shall be paid (VAT excluded).

* Special Agreements

1. The Lessor shall obliterate attachment registration and priority kun-mortgage on or before the date of balance payment and cooperate with WEBZEN Inc. for establishment of the first priority leaseholder’s right for WEBZEN Inc. at the same time of obliteration of leaseholder’s right of Incube Tech Co., Ltd on the date of balance payment.

2. In the case of violation of this Agreement, the Lessor shall compensate WEBZEN Inc. for twice of down payment and the down payment shall revert to the Lessor as a penalty.

3. Facilities of Incube Tech Co., Ltd. shall be removed and the Leased Property shall be restored to the original state.

4. Date of balance payment (expected date of occupancy) shall be Dec. 31, 2005, provided that it may be adjusted by mutual agreement of the Lessor and the Lessee.

In Witness Whereof, the parties hereto have prepared and caused three original copies of this Agreement to be executed by their respective duly authorized representative, of which each one copy shall be kept by the Lessor, the Lessee and intermediary, respectively

Sept. 1, 2005

【Lessor 】	Address: Rm. #4208, E Bldg. Tower Palace APT, 467-17, Dogok-dong, Kangnam-gu, Seoul Name: Kim, Eun-ok (Proxy: Kim Ju-wan) (Seal) National ID: 570405-2469517 (Proxy: 530604-1528012)

【Lessee】	Address: 6th Fl., Daelim Acroville, 467-6, Dogok-dong, Kangnam-gu, Seoul Company Name: WEBZEN Inc. Name: Kim, Nam-ju (Seal)

【Intermediary】	Address: Rm. #306, Wooseong Livingtel, 467-10, Dogok-dong, Kangnam-gu, Seoul Trade Name: Seoul Authorized Intermediary Name: Kim, Ju-wan (Seal) Business Registration No.: 406－01－58823